FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

Supplement for the month of August 2003.

Total number of pages: 8.

The exhibit index is located on page 2.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F     X                         Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                              No     X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Information furnished on this form:

EXHIBIT

Exhibit Number	Page Number
1. [Nomura Announces Secondary Offering of its Shares and Disposal of Treasury Shares]	4
2. [(English Translation) Report on Corporate Stock Repurchase]	7

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

By:	/s/ MASANORI ITATANI
Masanori Itatani Senior Managing Director

Date:    August 22, 2003

3

Tokyo, 22 August 2003

Nomura Announces Secondary Offering of its Shares and Disposal of Treasury Shares

Nomura Holdings, Inc (the “Company”) has resolved as follows at a meeting of the Executive Management Board held on August 22, 2003 in connection with the secondary offering of its shares currently held by Resona Bank, Ltd. and disposal of treasury shares. The purpose of this offering is to improve the Company’s ownership structure.

Secondary Offering and Disposal of Treasury Shares

I.	Secondary Offering

1.	Secondary offering of our shares

(1)	Number of shares to be offered and sold:

31,061,000 shares of common stock of the Company (the “Shares”)

(2)	Selling shareholder and number of shares to be sold:

Name	Number of shares to be sold
Resona Bank, Ltd.	31,061,000 Shares

(3)	Offer price:

To be determined on any date from Tuesday, September 2, 2003 through Thursday, September 4, 2003 (the “Offer Price Determination Date”).

(4)	Method of secondary offering:

Nomura Securities Co., Ltd., and Mitsubishi Securities Co., Ltd. (“Managers”) shall make best efforts to sell the Shares to the general public. Those shares which remain unsold shall be jointly underwritten by the Managers.

(5)	Subscription period:

Expected to be the period from the business day immediately following the Offer Price Determination Date through the 3rd business day following the Offer Price Determination Date.

(6)	Delivery date:

Expected to be the 7th business day following the Offer Price Determination Date.

(7)	Subscription money: Same as the Offer Price per Share

(8)	Unit of offering: 1,000 Shares

(9)	Representative Executive Officers shall be entrusted to take any action deemed necessary in connection with this offering.

(10)	The Company submitted a Securities Registration Notice on August 22, 2003 under the Securities and Exchange Law of Japan.

2.	Secondary offering conducted by exercise of over-allotment option

(1)	Number of shares to be offered and sold:

4,650,000 shares of common stock of the Company (the “Shares”)

The number of shares mentioned above is the maximum number of shares to be sold. This number may decrease or the offering of shares by exercise of over-allotment option itself may be ceased due to market demand. The number of shares to be sold shall be determined on the Offer Price Determination Date, taking into account market demand.

(2)	Selling shareholder and number of shares to be sold:

Name	Number of shares to be sold
Mitusbishi Securities Co., Ltd.	4,650,000 Shares (Maximum)

(3)	Offer price:

Undetermined (The selling price shall be equal to the Offer Price above)

(4)	Method of secondary offering:

Taking into account market demand for the secondary offering of our shares, Mitusbishi Securities Co., Ltd. shall make the secondary offering of shares which it borrows from a third party.

(5)	Subscription period:

The subscription period shall be the same as that for the secondary offering of our shares above.

(6)	Delivery date:

The delivery date shall be the same as that for the secondary offering of our shares above.

(7)	Subscription money:

The subscription money shall be the same as that for the secondary offering of our shares above.

(8)	Unit of offering: 1,000 Shares

(9)	Representative Executive Officers shall be entrusted to take any action deemed necessary in connection with this offering.

(10)	The Company submitted a Securities Registration Notice on August 22, 2003 under the Securities and Exchange Law of Japan.

II.	Disposal of Treasury Shares

(1)	Number of shares to be disposed:

4,650,000 shares of common stock of the Company (the “Shares”)

Shares which were not subscribed to within the subscription period mentioned in (4) below shall not be disposed of by the Company.

(2)	Disposal price:

The Disposal Price will be determined on any date from Tuesday, September 2, 2003 through Thursday, September 4, 2003. The Disposal Price shall be no less than 90% of the closing price on the Tokyo Stock Exchange on the Offer Price Determination Date. If there is no quotation available on that day, the closing price of the previous day is applicable.

(3)	Allocation of shares:

Mitusbishi Securities Co., Ltd. is expected to subscribe to and purchase disposed shares.

(4)	Subscription period: Wednesday, September 24, 2003

(5)	Payment date: Thursday September 25, 2003

(6)	Unit of subscription: 1,000 Shares

(7)	Representative Executive Officers shall be entrusted to take any action deemed necessary in connection with this disposal.

The purpose of this press release is to make a general public announcement of the secondary offering of the Shares. It has not been prepared for the purpose of soliciting investments in the Shares.

This press release does not constitute an offer of securities in the United States. The Shares offered in the secondary offering have not been, and will not be, registered under the United States Securities Act of 1933. The Shares may not be offered or sold in the United States absent registration thereunder or an applicable exemption from registration requirements.

Ends

For further information please contact:

Name	Company	Telephone
Masafumi Yoshino	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591
James Pobjoy	Corporate Communications Dept., Nomura Group Headquarters	+81-3-3278-0591

Notes to editors:

The Nomura Group

Nomura Group, with its core businesses of the securities and related businesses, is dedicated to providing a broad range of financial services for individual, institutional, corporate and government customers. We offer a diverse line of competitive products and value-added financial and advisory services through the 128 domestic branch offices of Nomura Securities Co., Ltd. and our overseas network that combines offices in 28 countries. Our business activities include investment consultation services for domestic retail investors, securities brokerage services, securities underwriting for domestic and foreign governments and corporations, mergers and acquisition and financial advisory services, merchant banking, and asset management for investment trusts and pension funds.

(English Translation)

Report on Corporate Stock Repurchase

(report pursuant to Article 24-6, paragraph 1 of Securities and Exchange Law)

Director General of Kanto Finance Bureau

August 7, 2003

Nomura Holdings, Inc.

President & CEO    Nobuyuki Koga

Address of Principal Office: 9-1, Nihonbashi 1-chome, Chuo-ku, Tokyo, JAPAN

TEL: 81-3-5255-1000

Contact Person:    Nomura Holdings, Inc.

                                General Manager of General Affairs Dept.    Katsuo Tsunematsu

Address of Nearest Contact: Same as the above

TEL: Same as the above

Contact Person: Same as the above

Locations where Copies of Report of Corporate Stock Repurchase are Available for Public Inspection

Name	Address
Tokyo Stock Exchange, Inc.	2-1, Kabutocho, Nihonbashi, Chuo-ku, Tokyo
Osaka Securities Exchange Co., Ltd.	1-6-10, Kitahama, Chuo-ku, Osaka
Nagoya Stock Exchange Co., Ltd.	3-3-17, Sakae, Naka-ku, Nagoya
Osaka Branch of Nomura Securities Co., Ltd.	2-5-4, Kitahama, Chuo-ku, Osaka
Nagoya Branch of Nomura Securities Co., Ltd.	2-19-22, Nishiki, Naka-ku, Nagoya
Yokohama Branch of Nomura Securities Co., Ltd.	4-52, Onoecho, Naka-ku, Yokohama
Kobe Branch of Nomura Securities Co., Ltd.	1-5-32, Sannomiyacho, Chuo-ku, Kobe
Chiba Branch of Nomura Securities Co., Ltd.	1-14-13, Fujimi, Chuo-ku, Chiba

(Note) Although the Securities and Exchange Law does not require us to keep the report for public inspection at Osaka, Nagoya, Yokohama, Kobe and Chiba Branches of Nomura Securities Co., Ltd., we will do so for investors’ convenience.

(English Translation)

Class of Shares         Common Stock

1.	State of Corporate Stock Repurchase

(1)	State of Repurchase in accordance with the Resolution at Annual General Meeting of Shareholders (“AGM”)

as of July 31, 2003

Section	Number of Shares	Total Value of Shares	Remarks
Resolution at AGM(Resolution on June 26, 2003)	100,000,000 shares	150,000,000,000 yen	(Note	)
Stock repurchase during this reporting month (Date of Stock Repurchase)	—	—
Aggregate number of shares repurchased as of the end of this reporting month	—	—
Progress with stock repurchase	—	—

(Note) The ratio of (i) the total number of shares for authorized for repurchase at the annual general meeting of shareholders pursuant to Article 210, paragraph 1 under the Commercial Code divided by (ii) the total number of outstanding shares as of the date of closing of the annual general meeting of shareholders is 5.1%.

(2)	Repurchase from Subsidiaries

Not applicable.

(3)	Repurchase for Retirement of Shares by Valuation Allowance

Not applicable.

2.	Disposition of Shares Repurchased

Not applicable.

3.	State of Possession of Shares Repurchased

as of July 31, 2003

Section	Number of Shares	Remarks
Total number of outstanding shares	1,965,919,860 shares

Number of shares repurchased and currently possessed	25,059,000 shares

Number of shares repurchased and currently possessed for retirement of shares by valuation allowance	—

(End)